Exhibit 2.1

Description of the Rights of Each Class of Securities Registered
under Section 12 of the Securities Exchange Act of 1934

Set out below is a description of our share capital and certain provisions of our Memorandum of Association, as amended, or our Memorandum, and of our Amended and Restated Articles of Association, as amended, or our Articles of Association, and of the Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles of Association which are incorporated by reference to exhibits to the annual report on Form 20-F of which this Exhibit 2.1 is part, or the Annual Report, and to the applicable sections of the Companies Law.

General

We were first registered under Israeli law on May 16, 1996 as a private company, and on November 18, 1999 became a public company. Our registration number with the Israeli Registrar of Companies is 52-004437-1.

Objects and Purposes

Pursuant to Section 1 of our Articles of Association, our objective is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our Memorandum.

Ordinary Shares

Our authorized share capital consists of 90,000,000 ordinary shares, nominal (par) value NIS 0.05 each.  There are no other classes of shares.

All of our outstanding shares are duly authorized, validly issued, fully paid and non-assessable.

Under our Articles of Association, the liability of the shareholders is limited to the payment of the nominal value of the shares in the Company allotted to them and which remains unpaid.

Dividend, Liquidation Rights and Rights to Shares in Profits

According to the Israeli Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher.  Our Board of Directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, and provided further, that our shareholders approve the final dividend declared by the Board of Directors, in an amount not to exceed the Board of Directors’ recommendation.  Notwithstanding the foregoing, even where there are no sufficient profits, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  “Profits”, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surplus, as evidenced by the most recent audited or reviewed financial statements prepared no more than six months prior to the date of distribution.

Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution, if any. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings.  The right to share in our profits as well as liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholders’ Meetings, Voting and Resolutions

Shareholders’ Meetings. We have two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  The Board of Directors may convene an extraordinary general meeting whenever it deems fit, and, in general, must do so upon the request of any of: (i) two directors or one fourth of the then serving directors; (ii) one or more shareholders who hold at least 5% of the issued share capital and at least 1% of the voting rights; or (iii) one or more shareholders who hold at least 5% of the voting rights. The Companies Law further provides that one or more shareholders holding 1% or more of the outstanding voting power in the company may ask the board of directors to add an item to the agenda of the shareholders’ meeting.

In accordance with our Articles of Association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least seven days and not more than forty-five days’ notice of any general meeting of shareholders must be given.  Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days. In addition, for the purpose of a shareholder vote, the record date for companies traded outside of Israel, such as Radware, can be set between four and 40 days before the date of the meeting.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 35% of the outstanding voting shares unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned.  At such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Voting Rights and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.

Pursuant to the Companies Law and our Articles of Association, unless otherwise provided in the Articles of Association or applicable law, all resolutions of the shareholders, including an increase of our authorized share capital and approval of mergers, require a simple majority of the shares present, in person or by proxy, and voting on the matter.  However, our Articles of Association require approval of at least 75% of the shares present and voting on the matter to (i) change the structure of our share capital, such as for share splits; (ii) grant any special rights to the holders of a class of shares with preferential rights or change such rights previously granted; or (iii) remove directors from office.

To the extent permitted under the Companies Law (that currently does not permit written consent for shareholders actions of a public company like us), a resolution in writing signed by the holders of all of our ordinary shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent is required to adopt the resolution in lieu of a meeting.

Shareholder Proposals. Our Articles of Association contain procedural guidelines as well as disclosure items with respect to the submission of shareholder proposals for shareholders meetings, including with respect to shareholder proposals of candidates for election to the Board of Directors or the removal of existing directors. For example, for a shareholder proposal to be considered timely with respect to an annual general meeting, it generally must be submitted to us not less than ninety (90) calendar days and not more than one hundred and fifty (150) calendar days prior to the anniversary date of the immediately preceding annual general meeting.

General Duties of Shareholders

Disclosure by Controlling Shareholders.   Under the Companies Law, the disclosure requirements that apply to an “office holder” (which term includes directors and executive officers), as described below under the caption “Board of Directors – Director Interests”, also apply to a “controlling shareholder” of a public company. Under the Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be holding the shares together.

Duties of Shareholders. Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising its rights and fulfilling its obligations towards the company and other shareholders and refrain from abusing its power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of certain related party transactions and actions, which require shareholder approval pursuant to the Companies Law.
In addition, each and every shareholder has the general duty to refrain from depriving rights of other shareholders.

Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association of the company, has the power to appoint or to prevent the appointment of an office holder in the company or any other power toward the company, is under a duty to act in fairness towards the company. However, the Companies Law does not define the substance of this duty of fairness.

These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Preemptive Rights

The ordinary shares do not entitle their holders to preemptive rights.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade.

Restrictions on Non-Israeli Residents

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum or Articles of Association or by the laws of the State of Israel.

Israeli law and regulations also do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Change of Control Provisions Under Israeli Law

There are no specific provisions of our Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries), except those relating to (i) the quorum for shareholder meetings, as described above under the caption  “Shareholders’ Meetings, Voting and Resolutions”, (ii) the staggered board, as described below under the caption “Board of Directors” and (iii) certain provisions of the Companies Law described below, all of which may have such effect.

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders meeting.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power of the right to appoint 25% or more of the directors of the other party), vote against the merger.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter.  In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company and there is no 25% or greater shareholder in the company, or (2) the purchaser would become a 45% or greater shareholder of the company and there is no 45% or greater shareholder in the company.  These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. However, a full tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding shares of the company. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights. If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding shares of the company or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who do not accept the offer hold 2% or more of the outstanding shares of the company, then the acquirer may not acquire shares that will cause its shareholdings to exceed 90% of the outstanding shares. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

In addition, our Board of Directors may decide to adopt a shareholder rights plan without further shareholder approval.

Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law.  For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock exchange.

Modification of Class Rights

Our Articles of Association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of 75% of the issued shares of that class, or by adoption by the holders of 75% of the shares of that class at a separate class meeting. Subject thereto, the conditions imposed by our Articles of Association governing changes in the rights of any class of shares, are no more stringent than is required by Israeli law.

Board of Directors

Introduction. According to the Companies Law and our Articles of Association, the oversight of the management of our business is vested in our Board of Directors. The Board of Directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders.  As part of its powers, our Board of Directors may cause the Company to borrow or secure payment of any sum or sums of money for the purposes of the Company, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the Company.

Number of Directors. Our Articles of Association provide that the Board of Directors shall consist of not less than five and not more than nine directors as shall be determined by our shareholders (in October 2006 our shareholders fixed the maximum size of our Board of Directors at nine members).

Appointment of Directors; Staggered Board. Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our Articles of Association our directors are elected by the holders of a simple majority of our ordinary shares. In addition, in accordance with our Articles of Association, our Board of Directors is divided into three classes with each class serving until the third annual meeting following their election. See additional information in Item 6 of the Annual Report under “Directors, Senior Management and Employees – Board Practices – Staggered Board.”

There is no requirement under our Articles of Association or under Israeli law for directors to retire on attaining a specific age and our Articles of Association do not require directors to hold our ordinary shares to qualify for election.

Directors Interests. The Companies Law requires that an office holder of a company disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. See additional information under “Approval of Specified Related Party Transactions under Israeli Law - Disclosure of Personal Interest of an Office Holder” below.

Under the provisions of the Companies Law, a director generally cannot participate in a meeting of the board of directors nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless the transaction is not an “extraordinary transaction” or a majority of the other directors have a personal interest in such matter. Under the Companies Law, an extraordinary transaction is a transaction:

•	Other than in the ordinary course of business;
•	Not on market terms; or
•	That is likely to have a material impact on the company’s profitability, assets or liabilities.
In addition, the Companies Law requires that transactions between a company and its office holders or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and our Articles of Association, as more fully described below under the caption “Approval of Specified Related Party Transactions Under Israeli Law.”

Adoption of Resolutions. A resolution proposed at any meeting of the Board of Directors shall generally be deemed adopted if approved by a majority of the directors present and voting on the matter.

Fiduciary Duties of Office Holders. The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	Information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and
•	All other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	Refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;
•	Refrain from any activity that is competitive with the company;
•	Refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	Disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.
Exculpation, Insurance and Indemnification

Exculpation of Office Holders. Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so.  Our Articles of Association allow us to exempt our office holders to the maximum extent permitted by law.

Insurance of Office Holders. As permitted by the Companies Law, our Articles of Association provide that we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his or her duty of care to us or to another person;
•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;
•	a financial liability imposed upon him or her in favor of another person;
•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.
Indemnification of Office Holders. As permitted by the Companies Law, our Articles of Association provide that we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•
a financial liability incurred by, or imposed on, him or her in favor of another person by a court judgment, including a settlement or an arbitration award approved by the court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our Board of Directors determines to be reasonable under the circumstances;

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding either (A) concluded without the filing of an indictment against him or her or (B) concluded with the imposition of financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or instituted on our behalf or by another person, a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of criminal intent;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the Company.
Limitations on Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
A breach by the office holder of his or her duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	A breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly unless the breach was done negligently;
•	Any act or omission done with the intent to derive an illegal personal benefit; or
•	Any fine levied against the office holder.
In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and our Board of Directors and, in general, if the beneficiary is a director or a chief executive officer, by our shareholders.

Approval of Specified Related Party Transactions under Israeli Law

Disclosure of Personal Interest of an Office Holder. The Companies Law requires that an office holder of a company disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder’s duty to disclose also applies to a personal interest of a relative of the office holder.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise.  Nevertheless, a transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval is required of both the audit committee and the board of directors, in that order. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is generally also required.

Approval of Office Holder Compensation. Under the Companies Law, every Israeli public company, such as Radware, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. Shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company’s compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and, subject to certain exceptions, the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers generally require the approval of the compensation committee and the board of directors.

Disclosure of Personal Interests of a Controlling Shareholder. See above under the caption “General Duties of Shareholders - Disclosure by Controlling Shareholders.”

Extraordinary Transactions. Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	At least a majority of the shares of shareholders who have no personal interest in the transaction, and who are present and voting (in person, by proxy or by written ballot) vote in favor thereof; or
•	The shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 2% of the voting power in the company.
In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

Access to Corporate Records

Under the Companies Law, shareholders generally have the right to review minutes of our general meetings, our shareholders register and principal shareholders register, our Articles of Association, our annual audited financial statements and any document that we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interests or protect a trade secret or patent.